Exhibit 8.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation	Holding Company
NANO-X AI LTD	ISRAEL	NANO-X IMAGING LTD
NANO-X KOREA INC	KOREA	NANO-X IMAGING LTD
NANO-X IMAGING INC	DELAWARE	NANO-X IMAGING LTD
NANO-X IMAGING INC	JAPAN	NANO-X IMAGING LTD
USARAD HOLDINGS INC	DELAWARE	NANO-X IMAGING INC
NANOX MDW INC	DELAWARE	NANO-X IMAGING INC
NANOX AI INC	DELAWARE	NANO-X AI LTD
XMRI.COM PLLC.	FLORIDA	USARAD HOLDING INC
NANOX IMPACT INC	DELAWARE	NANO-X IMAGING LTD